SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

AUDITORS’ REPORT

To The Shareholders of Sungold International Holdings Corp.:

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a development stage company) as at August 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year ended August 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and the results of its operations and its cash flows for the year ended August 31, 2006 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 13). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated financial statements as at August 31, 2005 and the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 28, 2005.

Toronto, Canada
February 13, 2007	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in Note 2 a) to the financial statements. Our report to the shareholders dated February 13, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Toronto, Canada
February 13, 2007	Chartered Accountants

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

	2006	2005
	$	$

ASSETS

CURRENT ASSETS
Cash	-	10,876
Sundry receivables	17,853	43,065
Prepaid expenses and deposits	640	22,087
	18,493	76,028
PRE-DEVELOPMENT COSTS (Note 3)	270,288	224,898
EQUIPMENT (Note 4)	483,776	628,012
	772,557	928,938

LIABILITIES

CURRENT LIABILITIES
Bank indebtedness	2,919	-
Accounts payable and accrued liabilities (Note 7c)	639,532	244,075
Loans payable (Note 7d)	7,500	12,500
Current obligation under capital leases (Note 6)	6,128	7,120
	656,079	263,695

LONG TERM LIABILITIES
Obligation under capital leases (Note 6)	6,518	14,519
	662,597	278,214

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	22,045,688	21,078,648
CONTRIBUTED SURPLUS (Note 5d)	254,587	190,457
DEFICIT	(22,190,315)	(20,618,381)
	109,960	650,724
	772,557	928,938

Going concern – Note 2a
Subsequent events – Note 12

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Donald Harris”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2006	2006	2005	2004
	$	$	$	$
REVENUE
Gain on disposition of marketable securities	838,947	-	-	-

EXPENSES
Impairment write-down of pre-development costs	6,460,304	-	628,246	-
Advertising and promotion	3,392,451	75,245	55,443	122,508
Professional and consulting fees	3,539,047	516,911	566,803	488,500
Management fees and salaries	2,328,600	394,306	46,688	58,353
Investor relations	1,355,876	186,063	133,306	35,192
Travel and conference	1,146,892	50,989	75,970	168,116
Office and miscellaneous	872,916	33,470	43,756	59,673
Internet services	826,641	27,067	29,559	23,831
Amortization	929,863	135,305	140,449	126,899
Office rent and services	611,261	30,446	60,896	63,452
Transfer agent and filing fees	399,695	26,430	30,658	50,287
Insurance	263,953	167	833	563
Financing fees	227,433	9,433	-	-
Stock based compensation	254,587	64,130	138,535	-
Finder fees	154,031	-	-	-
Interest and bank charges	131,406	17,738	5,222	12,561
Settlement agreements	71,178	-	31,178	-
Interest on capital leases	32,397	3,169	2,600	1,005
Fees and commissions	29,741	-	-	-
Loss on disposition of equipment	14,858	-	-	826
Foreign exchange loss (gain)	(13,868)	1,065	(1,245)	(48)
	23,029,262	1,571,934	1,988,897	1,211,718
LOSS	22,190,315	1,571,934	1,988,897	1,211,718
DEFICIT– BEGINNING	-	20,618,381	18,629,484	17,417,766
DEFICIT – ENDING	22,190,315	22,190,315	20,618,381	18,629,484

Weighted average number of shares		123,834,644	111,579,338	92,239,057

Loss per share		0.0127	0.0178	0.0131

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2006	2006	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Loss	(22,190,315)	(1,571,934)	(1,988,897)	(1,211,718)
Items not involving cash:
Write-down of pre-development costs	6,460,304	-	628,246	-
Amortization	929,863	135,305	140,449	126,899
Stock-based compensation	254,587	64,130	138,535	-
Issuance of private placement units or common shares
for services	625,489	391,712	233,777	-
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of equipment	14,858	-	-	826
	(14,744,161)	(980,787)	(847,890)	(1,083,993)
Cash provided (used) by changes in non-cash operating
items:
Sundry receivables	(17,853)	25,212	49,181	(48,197)
Prepaid expenses and deposits	(640)	21,447	36,681	(54,614)
Accounts payable and accrued liabilities	650,865	406,790	43,739	25,096
	(14,111,789)	(527,338)	(718,289)	(1,161,708)
INVESTING ACTIVITIES
Pre-development costs	(5,321,213)	(45,390)	(5,996)	(63,112)
Proceeds of disposition of equipment	38,028	-	-	23,682
Acquisition of equipment	(1,395,231)	(2,402)	(220,221)	(69,580)
	(6,678,416)	(47,792)	(226,217)	(109,010)
FINANCING ACTIVITIES
Loans payable (Note 3 below)	2,583,228	(5,000)	610,774	1,377,503
Repayment of obligation under capital leases	(70,157)	(8,993)	(4,135)	(17,253)
Issuance of shares	16,548,468	575,328	255,332	-
Proceeds of disposition of marketable securities	1,725,747	-	-	-
	20,787,286	561,335	861,971	1,360,250

(DECREASE) INCREASE IN CASH	(2,919)	(13,795)	(82,535)	89,532
CASH – beginning	-	10,876	93,411	3,879
CASH – ending	(2,919)	(2,919)	10,876	93,411

Notes to statement of cash flow:

1)	Cash consists of balances with banks

2)	Interest paid:	163,803	20,907	7,822	13,566

3)

During 2006, the Company issued 179,264 shares to settle $12,500 of loans payable. In 2005, the Company issued 9,700,000 shares to settle $607,979 of debts. Since April 7, 1986 (inception) to August 31, 2006, the Company issued 41,129,264 shares to settle $2,588,237 of debts.

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	NATURE OF OPERATIONS

Sungold International Holdings Corp. (the “Company” or “Sungold”) was incorporated under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board under the symbol SGIHF. The principal activities are developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, commercial advertising time on the product, and an internet payment system. To date, the Company has not earned significant revenues and is considered to be in a development stage.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned legal subsidiaries: SafeSpending Inc., Racing Unified Network (R.U.N.) Inc., and Horsepower Broadcasting Network (HBN) International Ltd.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for pre-development costs is primarily dependant on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant recurring losses from operations and has experienced significant negative cash flow from operations over a number of years.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no assurance that the Company will be successful in its efforts.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis did not prove to be appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

.../ 2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. There are significant estimation on the deferred pre-development costs and equipment amortization policy. Actual results may differ from those estimates.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated. In January 2005, the Company wound up a wholly owned subsidiary, Horsepower Broadcasting Network Inc., into the parent.

d)	Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Monetary assets and liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

e)	Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned, costs of the abandoned project are written off to operations.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing the project.

f)	Equipment and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Computer hardware	30%
Computer software	100%
Software – Horsepower®	20%
Leased computer equipment	30%
Office equipment	20%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

h)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and private placement units are anti-dilutive, and therefore have no effect on the determination of loss per share.

i)	Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Sholes option pricing model. For 2005, the Company recognized all the compensation expenses at the time the options were granted. For 2006, the Company is amortizing the total compensation expense of $169,805 according to the number of months of the option period falling within the fiscal year, resulting in a charge to the expense of $64,130.

Shares issued for service in lieu of cash are valued according to the market value of the shares at the time the service is provided and the expense is recognized in the income statement at the time of issue.

Note 3	PRE-DEVELOPMENT COSTS

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. During 2005, the Company entered into consulting agreements with the two individuals from whom the rights were acquired, to assist in the further development of the project. The contracts were for six months from July 20th , 2005, and the consultants each received sole compensation of 150,000 shares, having a total value at the time of $10,997 each.

	August 31		Impairment	August 31
	2005	Additions	Write off	2006
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	79,644	3,547	-	83,191
	141,944	3,547	-	145,491

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 3	PRE-DEVELOPMENT COSTS (continued)

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

The hardware and software development costs are capitalized under equipment and amortized annually when put in use, and legal fees for trademark applications for Horsepower® were deferred under its Horsepower® project.

	August 31		Impairment	August 31
	2005	Additions	Write off	2006
	$	$	$	$
Legal and consulting fees	82,954	41,843	-	124,797

			Impairment
	2005	Additions	Write off	2006
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	224,898	45,390	-	270,288

Note 4	EQUIPMENT

		2006		2005
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	601,352	431,864	539,830
Computer hardware	315,784	276,546	39,238	62,672
Computer software	4,701	4,701	-	2,350
Leased computer equipment	20,975	8,495	12,480	22,917
Office equipment	270	76	194	243

	1,374,946	891,170	483,776	628,012

Note 5	SHARE CAPITAL

	2006	2005
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
126,375,535 common
(August 31, 2005 – 119,607,800 common)	22,045,688	21,078,648

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 5	SHARE CAPITAL (continued)

Shares issued during the year:	2006		2005
	#	$	#	$
For cash	4,525,516	575,328	3,383,060	255,332
Non-cash transactions:
- for services provided	2,242,219	391,712	3,160,000	255,771
- for debt settlement	-	-	9,700,000	607,979

	6,767,735	967,040	16,243,060	1,119,082

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2005	Granted	Exercised / Expired / Cancelled	Balance August 31, 2006	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	100,000	-	Expired
Feb 28, 2001	US$0.0600	1,050,000	-	1,050,000	-	Expired
Mar 5, 2001	US$0.0850	79,900	-	79,900	-	Expired
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2007
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	180,000	-	144,000	36,000	Jan 4, 2007
Jan 4, 2002	US$0.0800	550,764	-	550,764	-	Cancelled
Jan 24, 2002	US$0.0725	400,000	-	400 000	-	Cancelled
Oct 11, 2002	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	-	300,000	-	Cancelled
Jan 15, 2003	US$0.1100	136,000	-	-	136,000	Jan 15, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	150,000	-	Exercised
Apr 14, 2005	US$0.1200	1,000,000	-	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	-	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jan 16, 2006	US$0.6500	-	500,000	-	500,000	Mar 31, 2007
Mar 1, 2006	US$0.5000	-	200,000	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.1500	-	250,000	-	250,000	Mar 31, 2007
Mar 10, 2006	US$0.1500	-	495,000	-	495,000	Mar 31, 2008

		7,860,664	1,445,000	2,774,664	6,531,000

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 5	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since September 1, 2002, the Company granted 6,545,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercised Expired or Cancelled #	Exercisable #	Compensation $	Expiration date
Oct 11, 2002 Oct 16, 2002 Jan 23, 2003 May 27, 2003 May 28,2003	US$0.1500 US$0.1500 US$0.1100 US$0.0500 US$0.0500	200,000 300,000 136,000 64,000 150,000	- 300.000 - - 150,000	200,000 - 136,000 64,000 -	16,600 24,900 8,282 640 1,500	Oct 11, 2007 Cancelled 2006 Jan 15, 2008 May 27, 2008 Exercised 2006
Total granted:		850,000	450,000	400,000	51,922
Outstanding Aug 31, 2003:		850,000	450,000	400,000
Options granted in fiscal 2004:		-	-	-	-
Outstanding Aug 31, 2004:		850,000	450,000	400,000
Options granted in fiscal 2005:
Apr 14, 2005 May 27, 2005 Jun 1, 2005 Jun 1, 2005 Jun 6, 2005 Jul 1, 2005 Jul 20, 2005	US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	- - - - - - -	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	32,597 24,448 16,307 16,307 16,298 16,290 16,288	Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007
Total granted:		4,250,000		4,250,000	138,535
Outstanding Aug 31, 2005:		5,100,000	450,000	4,650,000
Options granted in fiscal 2006:
Jan 16, 2006 Mar 1, 2006 Mar 10, 2006 Mar 10, 2006	US$0.6500 US$0.5000 US$0.1500 US$0.1500	500,000 200,000 250,000 495,000	- - - -	500,000 200,000 250,000 495,000	37,718 8,848 6,162 11,402	Mar 31, 2007 Feb 28, 2008 Mar 31, 2007 Mar 31, 2008
Total granted:		1,445,000		1,445,000	64,130
Outstanding Aug 31, 2006:		6,545,000	450,000	6,095,000

…/ 7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 5	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007, and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002, would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The pro forma results may be materially different than actual results realized.

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

c)	Share purchase warrants:

Date of Grant	Price	Balance August 31, 2005	Granted	Exercised	Expired / Cancelled	Balance August 31, 2006	Expiration date
May 2, 2005	US$0.150	250,000	-	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	793,260	-	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	152,500	-	152,500	-	-	Exercised
May 31, 2005	US$0.150	152,500	-	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	52,250	-	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	147,500	-	-	-	147,500	Jun 30, 2007
Jul 20, 2005	US$0.150	87,500	-	87,500	-	-	Exercised
Jul 27, 2005	US$0.150	50,650	-	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Sep 20, 2005	US$0.150	-	71,500	71,500	-	-	Exercised

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

c)	share purchase warrants: (continued)

Date of Grant	Price	Balance August 31, 2005	Granted	Exercised	Expired / Cancelled	Balance August 31, 2006	Expiration date
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	53,750	-	-	53,750	Oct 31, 2007
Oct 3, 2005	US$0.150	-	71,750	71,750	-	-	Exercised
Oct 11, 2005	US$0.150	-	61,000	61,000	-	-	Exercised
Oct 18, 2005	US$0.150	-	70,700	70,700	-	-	Exercised
Oct 21, 2005	US$0.150	-	106,000	106,000	-	-	Exercised
Nov 15, 2005	US$0.150	-	30,150	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.150	-	53,500	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.150	-	608,333	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.150	-	25,000	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.350	-	11,400	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.500	-	195,750	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.450	-	110,000	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.500	-	7,250	-	-	7,250	Jan 31, 2008
Jan 4, 2006	US$0.420	-	50,000	-	-	50,000	Dec 31, 2007
Jan 12, 2006	US$0.600	-	14,750	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.550	-	8,000	-	-	8,000	May 31, 2008
Apr 25, 2006	US$0.300	-	29,300	-	-	29,300	Apr 30, 2007
May 10, 2006	US$0.300	-	32,250	-	-	32,250	May 31, 2008
May 31, 2006	US$0.260	-	35,000	-	-	35,000	May 31, 2008
Jul 7, 2006	US$0.250	-	21,000	-	-	21,000	Jul 31, 2008
Aug 11, 2006	US$0.180	-	50,000	-	-	50,000	Aug 15, 2008
Aug 18, 2006	US$0.200	-	62,500	-	-	62,500	Aug 31, 2008
		2,388,160	1,850,383	620,950	-	3,617,593

d)	Contributed surplus

	2006	2005
	$	$

Contributed surplus – beginning	190,457	51,922
Addition related to stock options granted under fair values	64,130	138,535
	254,587	190,457
Reduction related to stock options exercised under fair values	-	-
Contributed surplus – ending	254,587	190,457

Note 6	CAPITAL LEASES

The Company has a lease agreement for computers accounted for as capital leases. Current payments are $640 monthly, expiring July 2008. The following is a schedule of future lease payments.

	2006	2005
	$	$
Total minimum lease payments	14,717	26,879
Less amount representing interest	(2,071)	(5,240)
Balance of obligations	12,646	21,639
Less current portion	(6,128)	(7,120)
Non-current portion	6,518	14,519

…/ 9

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	CAPITAL LEASES (continued)

Future annual principal payments required to retire the lease obligations are as follows:

2007	6,128
2008	6,518
12,646

Note 7	RELATED PARTY TRANSACTIONS

a)

During the year, consulting fees and salaries of $579,030 (2005 - $392,386) were paid to directors and officers of the Company and subsidiaries of the Company, of which $387,349 was paid by cash and $191,681 was paid by shares, valued at the closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)	During the year, the Company paid $18,840 to an officer for rent of office space provided (2005 – $3,435).

c)	Accounts payable include $193,464 to directors, officers and management for management and consulting services rendered (2005 – $51,751).

d)	The loans payable of $7,500 is an unsecured advance from a shareholder and has no specified interest rate or repayment terms (2005 – $12,500).

Note 8	COMMITMENTS

a)	Lease commitments

The Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month, until December 31, 2006, after which the Company signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the same office space. In addition, the Company signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011.

Minimum annual lease payments for the next six years are as follows: 2007 -- $ 80,241 2008 -- $102,431 2009 -- $107,666 2010 -- $112,901 2011 -- $118,136 2012 -- $ 39,960

b)	Commitments and contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, copyrights, trademarks and patents. These regulations are continually changing. The Company will require approval under all applicable laws and regulations.

…/10

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 9	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, bank indebtedness, accounts payable and accrued liabilities, loans payable, and leases payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Note 10	INCOME TAXES AND ACCUMULATED LOSSES

The Company has accumulated non-capital losses for income tax purposes of $11,914,305 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,958
2015	1,213,730
2016	1,623,646
11,914,305

The company also has accumulated capital losses from the pre-development projects written off, for income tax purposes of $3,771,802 that may be carried forward indefinitely and used to reduce capital gains in the future.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

The Company’s effective income tax rate differs from the combined Canadian federal and provincial income tax rate. The difference results from the following:

	2006	2005
Combined federal and provincial tax rate	36.12%	35.62%

Income taxes at statutory rate	(586,461)	(708,445)
Adjusted for write-down of pre-development costs	-	223,781
Adjusted for stock-based compensation	23,164	49,346
Other adjustments	-	261
Permanent differences for tax and accounting income	1,778	2,726
Unrecognized deductible temporary difference	561,519	432,331
Loss for Income taxes	-	-

…/11

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 10	INCOME TAXES AND ACCUMULATED LOSSES (continued)

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2006	2005

Tax losses carried forward	4,303,447	3,898,230
Difference in tax and accounting valuations for equipment	-	945
	4,303,447	3,899,175
Valuation allowance	(4,303,447)	(3,899,175)
Future income tax asset	-	-

Note 11	COMPARATIVE FIGURES

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current year.

Note 12	SUBSEQUENT EVENTS

Subsequent to the year end, the Company received $170,830 from the issuance of 2,559,091 private placement shares, for an average share priced of $0.067 per share.

Subsequent to the year end, the Company issued 45,780 shares for services in lieu of payments of $6,179.

Note 13	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”). The Company is considered to be a pre-operational Company under US GAAP.

The significant differences relate principally to the following items and the adjustments necessary to restate the loss and shareholders’ equity in accordance with US GAAP are outlined as follows:

a)	Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned or impaired. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)	Foreign Currency Translation

Under US GAAP, all monetary asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders’ equity.

…/12

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES continued)

c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2006	2005	2004
	$	$	$

Pre-development costs	-	-	-
Share capital	26,756,426	25,789,386	24,670,304
Foreign currency adjustments	13,868	14,933	13,688
Accumulated Deficit During Development
Stage	(27,185,209)	(25,568,950)	(24,179,064)

e)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2006	2005	2004
	$	$	$

Deficit - CDN GAAP	(22,190,315)	(20,618,381)	(18,629,484)
Cumulative effect of previous
years’ adjustments	(4,950,569)	(5,549,580)	(5,486,420)
	(27,140,884)	(26,167,961)	(24,115,904)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(45,390)	600,256	(63,112)
• Foreign currency adjustments	1,065	(1,245)	(48)
	(44,325)	599,011	(63,160)
Deficit - US GAAP	(27,185,209)	(25,568,950)	(24,179,064)

…/13

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity(Deficit)
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	-	107,501
• Net loss under US GAAP	-	-	-	-	-
August 31, 1987	107,501	-	-	-	107,501
• Shares for cash	166,971	-	-	-	166,971
• Net loss under US GAAP	-	-	-	-	-
August 31, 1988	274,472	-	-	-	274,472
• Shares for cash	401,667	-	-	-	401,667
• Shares for property	227,000	-	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	-	(753,962)
August 31, 1989	903,139	-	(753,962)	-	149,177
• Shares for cash	622,215	-	-	-	622,215
• Shares for property	1,897,000	-	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	-	465,875
• Shares for property	150,000	-	-	-	150,000
• Net loss under US GAAP	-	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	-	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	-	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	-	175,000
• Foreign currency	-	-	-	3,448	3,448
• Net loss under US GAAP	-	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	-	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	-	255,750
• Foreign currency	-	-	-	3,329	3,329
• Net loss under US GAAP	-	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	-	(5,466,012)	6,777	89,394

…/14

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)	Summarizing the effect on shareholders’ equity after considering the US GAAP adjustments (continued):

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity(Deficit)
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1996 – Balance forward	5,548,629	-	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-	-
• Foreign currency	-	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	-	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-	-
• Foreign currency	-	-	-	11,140	11,140
• Net loss under US GAAP	-	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	-	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-	-
• Foreign currency	-	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	-	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	-	2,182,351
• Foreign currency	-	-	-	18,438	18,438
• Net loss under US GAAP	-	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	-	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	-	2,391,331
• Foreign currency	-	-	-	12,098	12,098
• Net loss under US GAAP	-	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	-	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	-	2,388,010
• Foreign currency	-	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	-	(20,302,771)	23,909	588,522
• Shares issuance	2,417,723	-	-	-	2,417,723
• Share-based compensation	-	51,922	-	-	51,922
• Foreign currency	-	-	-	(10,269)	(10,269)
• Net loss under US GAAP	-	-	(2,601,415)	-	(2,601,415)
August 31, 2003	23,285,107	51,922	(22,904,186)	13,640	446,483
• Shares issuance	1,385,197	-	-	-	1,385,197
• Foreign currency	-	-	-	48	48
• Net loss under US GAAP	-	-	(1,274,878)	-	(1,274,878)
August 31, 2004	24,670,304	51,922	(24,179,064)	13,688	556,850

…/15

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)	Summarizing the effect on shareholders’ equity after considering the US GAAP adjustments (continued):

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity(Deficit)
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 2004 – Balance forward	24,670,304	51,922	(24,179,064)	13,688	556,850
• Shares issuance	1,119,082	-	-	-	1,119,082
• Share-based compensation	-	138,535	-	-	138,535
• Foreign currency	-	-	-	1,245	1,245
• Net loss under US GAAP	-	-	(1,389,886)	-	(1,389,886)
August 31, 2005	25,789,386	190,457	(25,568,950)	14,933	425,826
• Shares issuance	967,040			-	967,040
• Share-based compensation	-	64,130	-	-	64,130
• Foreign currency	-	-	-	(1,065)	(1,065)
• Net loss under US GAAP	-	-	(1,616,259)	-	(1,616,259)
August 31, 2006	26,756,426	254,587	(27,185,209)	13,868	(160,328)

g)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative
	From
	Apr 7/86 to
	Aug 31/06	2006	2005	2004
	$	$	$	$

Net loss under CDN GAAP	(22,190,315)	(1,571,934)	(1,988,897)	(1,211,718)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(270,288)	(45,390)	600,256	(63,112)
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(13,868)	1,065	(1,245)	(48)
Net loss under US GAAP	(27,185,209)	(1,616,259)	(1,389,886)	(1,274,878)

Loss per share under US GAAP		0.0131	0.0125	0.0138

Weighted average number of shares		123,834,644	111,579,338	92,239,057

…/16

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs – an amendment of ARB No. 43 Chapter 4” (“SFAS 151”). The Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that, "… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that adoption of SFAS 151 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued FASB Interpretations (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143”. The Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect that adoption of FIN 47 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued SFAS 152, “Accounting for Real Estate Time-Sharing Transactions— an amendment of FASB Statements No. 66 and 67”. The Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for real estate time-sharing transactions occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 152 will have a material impact on its results from operations or financial position.

…/17

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchange of Non monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 153 will have a material impact on its results from operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As the Company is using fair value method to recognize stock-based compensation, the Company does not expect that adoption of SFAS 123R will have a material impact on its results from operations or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statement”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date that SFAS 154 was issued.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. While our analysis of the impact this Interpretation is not yet complete, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“FAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of FAS 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

…/18

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

The FASB also issued in September 2006 Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“FAS 158”). This Standard requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, and modifies the timing of reporting and adds certain disclosures. FAS 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. At December 30, 2006, we have reported approximately $6 million of deferred pension losses in accumulated other comprehensive income as a result of this new pronouncement. We do not expect the remaining elements of this Statement to have a material impact on our financial condition, results of operations or cash flows when adopted.

Canadian Standards

In January 2005 and amended in March 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trust”, which provides guidance on how should exchangeable securities representing the retained interest in a subsidiary of an income trust be presented on the consolidated balance sheet of the income trust, the exchangeable securities be measured, the accounting treatment for the conversion of exchangeable securities that are not presented as part of unitholders’ equity, and earnings per shares be calculated. EIC –151 should be applied for financial years beginning on or after June 30, 2005, with earlier adoption encouraged. The Company does not expect that adoption of EIC-151 will have a material impact on its results from operations or financial position.

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 should be applied for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalized deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position.

In April 2005, the CICA issued EIC-154 “Accounting for Pre-Existing Relationships Between the Parties of a Business Combination”. EIC-154 addresses whether a business combination between two parties that have a pre-existing relationship should be evaluated to determine if a settlement of a pre-existing relationship exists, thus requiring the acquirer to account for the settlement separately from the business combination. EIC-154 shall be effective for a component of an enterprise that is either disposed of or classified as held for sale in fiscal years beginning after April 22, 2005. The Company does not expect that adoption of EIC-154 will have a material impact on its results from operations or financial position.

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

…/19

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In April 2005, the CICA issued new Section 3251 “Equity”, the new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. Section 3251 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, the new section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, the new section, which replaces section 3860 “Financial instruments – disclosure and presentation”, establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 should be applied for fiscal years beginning on or after November 1, 2004.

In April 2005, the CICA issued new Section 3865 “Hedges”, the new section establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rate. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The Company is currently evaluating the impact of this standard on its financial statements.